Exhibit 99.54

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

IMMUNOPRECISE ANTIBODIES LTD.
3204-4464 Markham Street
Victoria, BC V8Z 7X8

(the “Company”)

Item 2.	Date of Material Change

March 30, 2020

Item 3.	News Release

The news release was issued on March 30, 2020 and was disseminated by Newswire.

Item 4.	Summary of Material Change

The Company announced that its artificial intelligence partner, EVQLV, submitted their first panel of candidate therapeutic optimized antibody sequences to Coronavirus, SARS-CoV-2, for PolyTope™ mAb Therapy Program.

Item 5.	Full Description of Material Change

Please refer to the Company’s news release disseminated on March 30, 2020, a copy of which is attached hereto.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

For further information, please contact:

Jennifer Bath
Chief Executive Officer
(250) 483-0308

Item 9.	Date of Report

April 7, 2020

ImmunoPrecise’s Artificial Intelligence Partner, EVQLV, Submits First Panel of Optimized Antibody Sequences to Coronavirus for PolyTope(TM) mAb Therapy Program

NEWS PROVIDED BY

ImmunoPrecise Antibodies Ltd.→

Mar 30, 2020, 16:12 ET

We caution that this is still early stage research and development and is not making any express or implied claims that it has the ability to eliminate the SARS-CoV-2 virus at this time. We further caution that we have not undertaken any clinical trials.

VICTORIA, March 30, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTC QB: IPATF) announces that its collaborator, EVQLV, has submitted their first panel of candidate therapeutic antibody sequences, comprised of DNA sequences encoding for potentially therapeutic antibodies against the new coronavirus, SARS-CoV-2. These DNA sequences were generated using computational antibody design, a method which combines mathematics, statistics, and computer science to identify high-affinity antibodies. The submitted antibody sequences were pre-screened by EVQLV’s artificial intelligence-driven algorithms, which work to maximize the resulting antibodies’ therapeutic potential while minimizing safety and manufacturing risks.

IPA believes treatments for the new coronavirus are ideally generated using data from the newly emerged strain, in part as the spike protein from the 2019 virus has been shown to have a unique sequence that sets it apart from the 2002 SARS-CoV and SARS-related CoVs1.

“As new insights into SARS-CoV-2 are captured by researchers around the world, we are applying these insights in an attempt to generate an efficacious and sustainable therapy. The submission of the first panel of antibody sequences by EVQLV is an important milestone,” stated Dr. Jennifer Bath, CEO of IPA.

The next step in this process for IPA is to review the antibody candidates from EVQLV’s artificial intelligence. IPA will select approximately 1,200 ideal candidates that were characterized and screened by EVQLV’s artificial intelligence and validate the antibody candidates in vitro (i.e. at IPA’s lab facilities) for the purpose of producing and testing these antibodies. IPA has sufficient financial resources to carry out this testing.

While computational analyses are routine practice in antibody optimization, it is uncommon to run millions of computational antibody designs and breadth of screening calculations performed by EVQLV’s artificial intelligence. The use of EVQLV’s technology, in conjunction with IPA’s research insights and parameters, generated this first panel of optimized antibody sequences against SARS-CoV-2 in less than one week. Given the early stage nature of discovered antibody sequences in the development chain, IPA and EVQLV will continue to work on additional panels of computationally generated sequence candidates against SARS-CoV-2.

“EVQLV’s approach simulates antibody discovery and characterization that occurs in the laboratory and generates candidate sequences which are screened using algorithms seeking desirable attributes,” said Dr. Bath. “By computationally generating and screening millions of antibody sequences, the algorithms provide our laboratory teams prospective panels of anti-SARS-CoV-2 antibody sequences for further validation.”

[1]	Walls et al., 2020, Cell 180, 1–12

About EVQLV

EVQLV develops artificial intelligence, engineered with life science data and biological knowledge, that accelerates the speed at which biologic therapies reach patients. Comprised of experts in machine learning, molecular biology, computational biology, pharmacology, software engineering, antibody design, cloud computing, and preclinical/clinical development, EVQLV is on a mission to transform how healing reaches those in need. For further information, visit www.evqlv.com or contact Daniel Gigante at dgigante@evqlv.com.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery Contract Research Organization offering species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe, for its pharmaceutical clients. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal year ended April 30th, 2019, which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

Related Links

www.immunoprecise.com